UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2026

Commission File Number: 001-38648

BRP INC.

(Translation of registrant’s name into English)

726 Saint-Joseph Street

Valcourt, Quebec, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of BRP Inc., on quarterly results, dated September 3, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRP Inc.

By:	/s/ Sébastien Martel
Name:	Sébastien Martel
Title:	Chief Financial Officer

Date: September 3, 2026